Regulatory Announcement

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RECEIVED
2006 DEC 13 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

82-03277

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 30-Nov-06
Number	0394N

SUPPL

RNS Number:0394N
Tesco PLC
30 November 2006

30 November 2006
Tesco PLC (TSCO.L)

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 30 November 2006 it purchased from Deutsche Bank AG London Branch 2,500,000 ordinary shares at an average price of 396.3474 pence per share.

This purchase was effected pursuant to the irrevocable and non-discretionary instruction given prior to and as announced by Tesco Plc on Friday 24 November 2006. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL


06019180

This information is provided by RNS
The company news service from the London Stock Exchange

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